Exhibit 99.1

2017-04-18

PRESS RELEASE

Oasmia completes set-off private placements of new convertibles in the total amount of SEK 26 million with conversion rate of SEK 8.00

Uppsala, Sweden April 18, 2017 – Oasmia Pharmaceutical AB (publ) (“Oasmia” or the “Company”) hereby announces that the Company has completed a private placement of a convertible loan in the amount SEK 26,000,000 through a directed issue, by means of set-off, to current holders of 2016:1 convertibles (issued in April 2016 (the “Private Placement”). The convertible loan has been paid by set-off of approximately 93 per cent of the nominal amount for the 2016:1 convertibles, which matured on 14 April 2017.

The new convertibles principally correspond, with adjustment for nominal amount per convertible and number of convertibles, to the terms of the convertibles issued in April 2016, which matured on 14 April 2017. The new convertibles has been paid for by means of partial set-off of claims on the Company relating to convertibles 2016:1, where the accrued interest and re-payment of convertibles of SEK 2 millions will be settled by the Company. The Private Placement, which was announced on 21 March 2017, has enabled Oasmia to place 26 new convertible instruments at a nominal value of SEK 1,000,000 per convertible instrument.

In order to enable the Private Placement, the Board of Directors of Oasmia has, by virtue of the authorisation granted by the Annual General Meeting held on 26 September 2016 resolved on a directed issue of a new convertible loan in the amount of SEK 28,000,000. The convertible instruments have been subscribed to approximately 93 per cent of the nominal amount and the convertible loan bear an interest rate of 8.5 per cent per year. The loan matures on 18 April 2018 if not converted to shares, called for by either the convertible holder or the company, or repaid earlier.

The conversion rate is based on approximately 118 per cent of the closing price of Oasmia’s shares on Nasdaq Stockholm on 13 April 2017 and will amount to SEK 8.00. The Board of Directors has thereby ensured that the terms of the convertible instruments corresponds to fair market standards. The reason for the deviation from the shareholders’ preferential rights by a directed issue is the opinion of the Board of Directors that it is appropriate to enable for current convertible holders to reinvest in Oasmia on fair market terms and that it thereby is possible for the Company to issue a new convertible loan if needed to a limited group of investors, in significantly shorter time and to significantly lower costs than if these are directed to and placed with current shareholders.

In addition to the convertible loan in the amount of SEK 28,000,000 (series 2016:1) which matured on 14 April 2017, Oasmia has in June 2016 and March 2017, respectively, completed directed issues of a convertible loans in the amount SEK 42,000,000 (series 2016:2) and SEK 42,000,193.40 (series 2017:1), respectively. The Private Placement will consequently consist of an issue of convertible instruments of series 2017:2. If the Private Placement is fully converted into shares, the number of shares in Oasmia increases by 3,250,000 and the share capital increases by SEK 325,000. In the event of a full conversion of the Private Placement into shares, the dilution effect will (calculated on the number of outstanding shares as per today) amount to approximately 2.7 per cent.

For more information, please contact:

Julian Aleksov, Acting Executive Chairman

Tel : +4618 – 50 54 40

E-mail: julian.aleksov@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Important Information

Issuance, publication or distribution of this press release in could in certain jurisdictions be unlawful. The recipient of this press release is responsible for using this press release and the constituent information in accordance with the rules and regulations prevailing in the particular jurisdiction. This press release does not constitute an offer or an offering to acquire or subscribe for any Oasmia Pharmaceutical AB (publ) securities in any jurisdiction, neither from Oasmia Pharmaceutical AB (publ) nor anyone else. Any securities referred to in this communication may not be offered or sold in any jurisdiction absent registration under applicable securities laws or an exemption from registration.

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia Pharmaceutical AB (publ) is obliged to disclose under the EU Market Abuse Regulation (MAR). The information was submitted for publication, through the agency of the contact person set out above, at 08.55 CET on 18 April 2017.